Securities and Exchange Commission
RECEIVED
MAR 03 2010
Branch of Registrations and Examinations

SE 10029074 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29222

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RH Investment Corporation, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15760 Ventura Blvd., suite 1732
(No. and Street)

Encino	CA	91436-3043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose Romeo Portillo — 818-789-8781
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jose Romeo Portillo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R H Investment Corporation, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Jose Romeo Portillo
Signature

Chief Financial Officer
Title

Christine H. Abel
Notary Public

CHRISTINE H. ABEL
Commission # 1780626
Notary Public - California
Los Angeles County
My Comm. Expires Nov 17, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

R H INVESTMENT CORPORATION, INC.

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
R H Investment Corporation, Inc.
Encino, California

I have audited the accompanying statement of financial condition of R H Investment Corporation, Inc. (the Company) as of December 31, 2009 and related statements of operations, changes in financial condition, and changes in shareholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2009 and the results of its operations, changes in financial condition and shareholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 20, 2010

R H INVESTMENTS CORPORATION, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets

Cash		
Checking	$ 37,201	
Clearing brokers	1,386,220	$ 1,423,421
Interest receivable EOM		15,940
Equipment (net of $20,989 depreciation)		19,778
Note receivable		250,000
Securities inventory		1,016,052
Clearing broker receivable		19,412
Other assets		8,245
Total Assets		$ 2,752,848

Liabilities and Shareholders' Equity

Accounts payable and accrued expenses		$ 13,630
Loans payable - securities inventory		1,010,447
		1,024,077
Liabilities subordinated to claims of general creditors		615,000
Shareholders' Equity		
Common stock ($10 par value, 500,000 shares authorized, 102,189 shares issued and outstanding)	$ 1,021,890	
Paid-in capital	124,417	
Retained earnings	(32,536)	1,113,771
Total Liabilities and Shareholders' Equity		$ 2,752,848

See Accompanying Notes to Financial Statements

R H INVESTMENTS CORPORATION, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
Trading income	$ 2,004,519
Interest	69,014
Underwriting income	27,908
Defaulted bond recovery	18,380
Other income	280
Total Revenues	2,120,101
Expenses	
Clearing fees	46,583
Compliance expense	4,925
Computer fees and quote service	46,210
Depreciation	13,589
ECN	39,815
Insurance	28,686
Interest expense	70,906
Office expense	8,636
Payroll taxes	43,865
Professional services	4,706
Publications	4,812
Rent and parking	44,408
Regulatory fees	6,320
Salaries, wages and related expenses	812,701
Taxes and licenses	4,720
Telephone	5,914
All other expenses	9,044
Total Expenses	1,195,840
Income Before Tax Provision	924,261
Income Tax Provision	13,853
Net Income	$ 910,408

See Accompanying Notes to Financial Statements

R H INVESTMENTS CORPORATION, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock Shares	Common Stock	Treasury Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2008	115,550	$ 1,155,500	$ (34,876)	$ 25,683	$ (792,726)	$ 353,581
Retirement of Stock	(13,361)	(133,610)	34,876	98,734		0
Distribution					(150,218)	(150,218)
Net Income					910,408	910,408
Balance, December 31, 2009	102,189	$ 1,021,890	$ 0	$ 124,417	$ (32,536)	$ 1,113,771

See Accompanying Notes to Financial Statements

R H INVESTMENTS CORPORATION, INC.
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:	
Net income	$ 910,408
Add back depreciation	13,589
Changes in operating assets and liabilities:	
Interest receivable EOM	5,011
Southwest receivable	11,426
Securities inventory	465,858
Prepaid franchise taxes	0
Deposits	(64)
Accounts payable and accrued expenses	3,507
Loans payable - inventory	(698,872)
Net cash provided by operating activities	710,863
Cash Flows from Investing Activities:	
Purchase of equipment	(18,567)
Cash flows for investing activities	(18,567)
Cash Flows from Financing Activities	
Distribution	(150,218)
Cash flows for financing activities	(150,218)
Net increase in cash	542,078
Cash at beginning of year	881,343
Cash at end of year	$ 1,423,421
Supplemental Cash Flow Information:	
Cash paid for interest	$ 70,906
Cash paid for taxes	$ 10,953

See Accompanying Notes to Financial Statements

R H INVESTMENT CORPORATION, INC.
DECEMBER 31, 2009
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Organization

R H Investments Corporation, Inc. (The Company) was incorporated in California and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k) (2) (ii).

The Company is a state and municipal bond dealer and operates out of one office in Encino.

Securities Inventory

Securities inventory is valued at market which approximates cost.

Securities Transactions

Customers' securities transactions and related commission income and expenses are recorded on a trade-date basis.

Provision for Income Taxes

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements following these Notes to Financial Statements.

R H INVESTMENT CORPORATION, INC.
DECEMBER 31, 2009
NOTES TO FINANCIAL STATEMENTS (continued)

Note 3 - Commitments

The Company leases facilities in the County of Los Angeles under a long-term agreement expiring June 30, 2016. The annual rental commitments for years ending December 31, is as follows:

2010	$ 44,911
2011	37,635
2012	38,764
2013	39,927
2014	41,125
2015	42,358
2016	14,258
Total	$ 258,978

Rental expense for the year was $29,295 net of rental income of $27,500. RH Investment Corporation shared office space with another company on a month to month basis until December 1, 2009.

Note 4 - Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 5 – Pension Plan

The Company established a retirement plan effective January 1, 2010 covering substantially all of its employees.

The Profit Sharing Plan is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 96% of their compensation (not to exceed the current IRS limits). The Company makes a 3% matching contribution to the plan based on each employee's annual compensation not to exceed IRS limits.

R H INVESTMENTS CORPORATION, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

Computation of Net Capital		
Total ownership equity		$ 1,113,771
Plus: Subordinated debt		615,000
Less: Non Allowable assets		
Other receivable	$ 15,940	
Prepaids and deposits	8,245	
Equipment net	19,778	(43,963)
Less: Haircuts on securities positions		
Exempted securities		(117,838)
Net Capital		$ 1,566,970
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness		909
Minimum dollar net capital required		100,000
Net Capital required (greater of above amounts)		100,000
Excess Capital		1,466,970
Computation of Aggregate Indebtedness		
Total liabilities	$ 1,024,077	
Less short positions payable	(1,010,447)	13,630
Percentage of aggregate indebtedness to net capital		0.87%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$ 1,566,972
Variance - Rounding	(2)
Net Capital Per Audit	$ 1,566,970

See Accompanying Notes to Financial Statements

R H INVESTMENTS CORPORATION, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
DECEMBER 31, 2009

	Balance Dec. 31, 2008	Additions	Deletions	Balance Dec. 31, 2009
Myron Strober and Muriel Strober 10% interest, payable monthly principal due May 31, 2011	40,000	0	0	40,000
Andrew and Sandra Byrnes 10% interest, payable monthly principal due May 2, 2011	100,000	0	0	100,000
Patricia G. Bingham, 10% interest, payable monthly principal due March 1, 2012	100,000	0	0	100,000
Byrnes Family Trust dated 4/2/1990 Andrew L. Byrnes, Jr. Trustee 10% interest, payable monthly, principal due November 15, 2012	100,000	0	0	100,000
Byrnes Family Trust dated 4/2/1990 Andrew L. Byrnes, Jr. Trustee 10% interest, payable monthly, principal due November 15, 2015	250,000	0	0	250,000
Sandra Byrnes 10% interest, payable monthly principal due March 17, 2011	25,000	0	0	25,000
Total	$ 615,000	$ 0	$ 0	$ 615,000

See Accompanying Notes to Financial Statements

R H INVESTMENT CORPORATION, INC.
SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to R H Investment Corporation, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

R H INVESTMENT CORPORATION, INC.
SCHEDULE IV – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to R H Investment Corporation, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART II
Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
R H Investment Corporation, Inc.
Encino, California

In planning and performing my audit of the financial statements and supplemental schedules of R H Investment Corporation, Inc. (the Company) for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
R H Investment Corporation, Inc.
Encino, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 20, 2010

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

PART III

SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors
R H Investment Corporation, Inc.
Encino, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by R H Investment Corporation, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating R H Investment Corporation, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

R H Investment Corporation, Inc.'s management is responsible for the R H Investment Corporation, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries to the check register and compared to the copy of the cancelled checks dated January 2, 2009 and July 15, 2009 noting no differences.

2. Reviewed the completed form SIPC-7T - Determination of "SIPC Net Operating Revenues" and General Assessment form as follows:
    a. Compared Item No. 2a Total Revenue for the last three quarters ending December 31, 2009 to the Focus Report line 12/Part IIA line 9, Code 4030 and Item No. 2c (9)(i) total interest expense to the Focus Report line 22/Part IIA line 13, Code 4075 noting no differences.
    b. Compared Item No. 2c Deductions to the transaction reports (general ledger activity) for the last three quarters ending December 31, 2009 noting that line 2c(3) was completed after the initial filing of the SIPC-7T form.
    c. Reviewed computation of Item No. 2d SIPC Net Operating Revenues and Item No. 2e General Assessment noting no differences.

Board of Directors
R H Investment Corporation, Inc.
Encino, California

SIPC Supplemental Report page 2

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences.

4. Compared the amount due on the original SIPC-7T form filed to subsequent payment as reported in the check register noting no difference. Reviewed the amended Form SIPC-7T noting an overpayment of $92.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 16, 2010